EXHIBIT 99.1


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Drill Results Move Seabridge Gold's Mitchell Resources Towards Reserves

Press Release
Source: Seabridge Gold Inc.
On 8:30 am EDT, Tuesday October 27, 2009 Companies:

Seabridge Gold, Inc.

TORONTO, CANADA--(Marketwire - 10/27/09) - Seabridge Gold Inc. (TSX:SEA - News) (AMEX:SA - News) -

Results from this year's core drill program at KSM's Mitchell zone are expected to upgrade in-pit inferred resources to measured and indicated and improve ore-to-waste ratios by converting material previously defined as waste to mineral resources.

"These new results are an important step towards qualifying Mitchell's resources as reserves and enhancing project economics by reducing the strip ratio," Seabridge Gold CEO Rudi Fronk said.

The 30 year mine plan in the 2009 Preliminary Assessment captured 1.29 billion tonnes of mineralized material of which 277 million (21%) was classified as inferred mineral resources. To upgrade these in-pit inferred resources to the measured and indicated categories, additional drilling was completed during the 2009 program at the Mitchell, Sulphurets and Kerr zones. Drill results from the Sulphurets zone were announced previously; with results exceeding expectations (see news release dated October 14, 2009 www.seabridgegold.net/readmore.php?newsid=263). Drill results from the Kerr zone are expected shortly. Conversion of in-pit inferred resources to measured and indicated will enable Seabridge to report them as mine reserves in its Preliminary Feasibility Study scheduled for completion in March 2010.

At the Mitchell zone, the mine plan captured 853 million tonnes in the measured and indicated categories (grading 0.67 grams per tonne gold and 0.18% copper) plus 175 million tonnes in the inferred category (grading 0.47 gpt gold and 0.08% copper). Twelve infill holes totaling 4,000 meters were drilled this summer along the margins of the deposit, where lower grades were expected, to upgrade remaining in-pit inferred resources. In addition, seven geotechnical holes totaling 3,500 meters were drilled at Mitchell to provide information for pit slope determination. The 12 infill holes encountered mineralization with intersection widths and grades consistent with the resource block model. Assay results of the 12 infill holes are as follows:


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---------------------------------------------------------------------
              Depth       From         To    Length    Gold   Copper
Drill Hole  (meters)   (meters)   (meters)  (meters)   (gpt)      (%)
---------------------------------------------------------------------
M-09-096      300.0        3.5      244.0     220.5    0.75     0.09
---------------------------------------------------------------------
                         126.0      178.0      52.0    0.61     0.07
                      -----------------------------------------------
M-09-103      351.0      237.0      269.0      32.0    0.52     0.06
                      -----------------------------------------------
                         281.0      351.0      70.0    0.56     0.07
---------------------------------------------------------------------
M-09-104      351.0       18.0      292.0     274.0    0.86     0.06
---------------------------------------------------------------------
                          26.0       75.0      49.0    0.13     0.19
                      -----------------------------------------------
M-09-105      375.0      116.5      129.0      12.5    1.00     0.09
                      -----------------------------------------------
                         187.7      249.7      62.0    0.64     0.19
---------------------------------------------------------------------
M-09-106      351.0      114.0      351.0     237.0    0.44     0.12
---------------------------------------------------------------------
                           3.6       15.0      11.4    0.17     0.20
                      -----------------------------------------------
M-09-107      351.0       30.0      156.0     126.0    0.19     0.27
                      -----------------------------------------------
                         168.1      255.0      86.9    0.48     0.13
---------------------------------------------------------------------
M-09-108      300.0      186.0      300.0     114.0    0.39     0.11
---------------------------------------------------------------------
              201.0        2.1      201.0     198.9    0.71     0.15
M-09-109              -----------------------------------------------
               incl.       2.1       56.7      54.6    0.96     0.16
---------------------------------------------------------------------
M-09-110      375.0      162.0      329.0     167.0    0.43     0.10
---------------------------------------------------------------------
M-09-111      300.0       31.5       60.0      28.5    0.41     0.12
---------------------------------------------------------------------
                         249.0      295.0      46.0    0.58     0.11
M-09-112      351.0   -----------------------------------------------
                         341.7      351.0       9.3    0.48     0.14
---------------------------------------------------------------------
                          94.0      116.0      22.0    0.32     0.11
M-09-114      351.0   -----------------------------------------------
                         138.0      168.0      30.0    0.36     0.13
---------------------------------------------------------------------

The above reported drill holes were designed to intersect the true width of the Mitchell zone, except as noted. For a 3D model of Mitchell Drilling see www.corebox.net/properties/kerr_sulphurets/index.php?deposit=178&tl=1

Descriptions of the twelve infill drill holes follow.

M-09-096: Eastern edge of Mitchell zone, drilled at azimuth 80 degrees and inclination of minus 70 degrees. This is an infill and geotechnical hole located between M-06-004, M-06-015 and M-09-103. Results for both grade and width of mineralization correspond well to the model.


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M-09-103: Eastern edge of Mitchell zone, drilled at azimuth 350 degrees and inclination of minus 60 degrees. This is an infill hole east of M-07-044 and M-08-066 and north of M-06-015. Grades are as predicted in the resource model and this hole ended in ore-grade mineralization below the designed pit limits.

M-09-104: North-central Mitchell zone, drilled at an inclination of minus 50 degrees on azimuth 355 degrees. This hole was drilled down-dip of M-08-067 and between M-09-106 and M-09-111. Results returned gold grades better than anticipated and copper grades in line with expectations.

M-09-105: South-eastern side of Mitchell zone, at azimuth 190 degrees and inclination of minus 67 degrees. This hole was drilled up-dip from M-07-052 and between M-07-027 and M-09-107. Grades and thickness in the Mitchell Zone were roughly as predicted by the resource model. Copper grades in the upper part of the drill hole, above the Mitchell Zone, exceeded expectations.

M-09-106: North-central Mitchell zone, drilled along azimuth 5 degrees with an inclination of minus 60 degrees. This was an infill hole down-dip of M-07-054, M-07-067 and between M-09-099 and M-09-104. Gold and copper grades were less than expected at the top of the hole and improved at depth to predicted grades. This hole ended in ore grade material below the designed pit limits.

M-09-107: Drilled on the south-eastern side of the Mitchell zone at azimuth 190 degrees and minus 55 degrees inclination. This was an infill hole up-dip of M-07-028 and between M-08-089 and M-09-105. The mineralized width of the Mitchell Zone was as expected -- gold grade was slightly lower and copper grade was slightly higher than predicted in the resource model. Above the Mitchell Zone in the upper plate rocks, copper grades were encountered at levels significantly higher than predicted.

M-09-108: North-eastern edge of the Mitchell zone drilled vertically.
This was an infill hole drilled down-dip of M-07-045 and east of M-08-083. Results for gold grades were in line with those predicted by the resource model but copper grades were slightly higher. This hole ended in ore grade material below the designed pit limits.

M-09-109: Drilled on the south-eastern corner of the Mitchell zone at an inclination of minus 50 degrees and azimuth of 175 degrees. Width and grade of the Mitchell zone interval were as predicted in the resource model. This hole ended in ore grade material below the designed pit limits.

M-09-110: North-central Mitchell zone drilled at a 190o azimuth with an inclination of minus 80 degrees. This is an infill hole drilled down-dip of M-07-024 and between M-09-099 and M-09-108. The resource model accurately predicted the width and grade of the interval encountered.

M-09-111: North-central Mitchell zone drilled at azimuth 5 degrees and inclination of minus 55 degrees. An infill hole down-dip of M-08-73 and between M-09-104 and M-09-112. Results showed the mineralized width to be more sporadic and grades to be lower than predicted by the resource model.

M-09-112: North-west Mitchell zone, drilled along a 10 degrees azimuth and inclination of minus 65 degrees. An infill hole down-dip of M-08-091 and west of M-09-111. Mineralized intervals in this drill hole were predicted by the resource model to be more continuous and have lower variability than what was encountered. This hole ended in ore grade material below the designed pit limits.

M-09-113: Hole abandoned at 37 meters due to unstable ground conditions.

M-09-114: Drilled in the south-west part of the Mitchell zone, with an azimuth of 280 degrees and minus 50 degrees inclination. This hole was designed to test the extreme south-west corner of the deposit, down dip of M-06-005, M-07-057 and west of M-07-046. This hole establishes the southwest margin of the resource with only low-grade mineralization present.


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In addition to the 12 infill holes, 7 geotechnical holes (Holes M-09-095 and
M-09-097 through M-09-102) were drilled to provide information for slope stability and ultimate pit slope determination. Several of these holes intersected ore grade mineralization in areas that were previously classified as waste. These intersections will allow additional resources to be defined within the pit boundary which could help lower the strip ratio of the Mitchell zone.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources prepared by Resource Modeling Incorporated for all three zones at the KSM project using a 0.50 gram per tonne gold equivalent cut-off grade (see news releases dated March 11, 2009 www.seabridgegold.net/readmore.php?newsid=209 and March 25, 2009 www.seabridgegold.net/readmore.php?newsid=213 for details).


       KSM Mineral Resources at 0.50 gpt Gold Equivalent Cutoff-Grade
----------------------------------------------------------------------------
----------------------------------------------------------------------------
          Measured Mineral Resources          Indicated Mineral Resources
       ---------------------------------------------------------------------
       ---------------------------------------------------------------------
Zone                      Au      Cu Lbs                     Au      Cu Lbs
         Tonnes    Au    Ozs   Cu (milli-   Tonnes    Au    Ozs   Cu (milli-
           (000) (g/t)  (000)  (%)   ons)     (000) (g/t)  (000)  (%)   ons)
----------------------------------------------------------------------------
Mitch-
 ell    579,300  0.66 12,292 0.18  2,298   930,600  0.62 18,550 0.18  3,692
----------------------------------------------------------------------------
Sulph-
 urets        No measured resources         87,300  0.72  2,021 0.27    520
----------------------------------------------------------------------------
Kerr          No measured resources        225,300  0.23  1,666 0.41  2,036
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total   579,300  0.66 12,292 0.18  2,298 1,243,200  0.56 22,237 0.23  6,248
----------------------------------------------------------------------------
----------------------------------------------------------------------------


----------------------------------------------------------------------------
----------------------------------------------------------------------------
        Measured plus Indicated Mineral
                  Resources                    Inferred Mineral Resources
       ---------------------------------------------------------------------
       ---------------------------------------------------------------------
Zone                      Au      Cu Lbs                     Au      Cu Lbs
         Tonnes    Au    Ozs   Cu (milli-   Tonnes    Au    Ozs   Cu (milli-
           (000) (g/t)  (000)  (%)   ons)     (000) (g/t)  (000)  (%)   ons)
----------------------------------------------------------------------------
Mitch-
 ell  1,509,900  0.64 30,842 0.18  5,990   514,900  0.51  8,442 0.14  1,589
----------------------------------------------------------------------------
Sulph-
 urets   87,300  0.72  2,021 0.27    520   160,900  0.63  3,259 0.17    603
----------------------------------------------------------------------------
Kerr    225,300  0.23  1,666 0.41  2,036    69,900  0.18    405 0.39    601
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Total 1,822,500  0.59 34,529 0.21  8,546   745,700  0.50 12,106 0.17  2,793
----------------------------------------------------------------------------
----------------------------------------------------------------------------



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Resource Modeling Incorporated is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2009 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).


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Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.

Contact:
Contacts:
Seabridge Gold Inc.
Rudi P. Fronk
President and C.E.O.
(416) 367-9292
(416) 367-2711 (FAX)
info@seabridgegold.net